

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Kobi Marenko
Chief Executive Officer
Arbe Robotics Ltd.
HaHashmonaim St. 107
Tel Aviv-Yafo, Israel

      Re: Arbe Robotics Ltd.
          Registration Statement on Form F-1
          Filed September 24, 2021
          File No. 333-259757

Dear Mr. Marenko:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Asher Levitsky, Esq.